Nicole Brookshire
T: +1 212 479 6157	FOIA CONFIDENTIAL TREATMENT REQUEST
nbrookshire@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

September 3, 2021

Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allbirds, Inc.
Registration Statement on Form S-1
Filed August 31, 2021
CIK No. 0001653909

Ladies and Gentlemen:

On behalf of Allbirds, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s Class A common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-259188), filed with the Commission on August 31, 2021 (the “Registration Statement”). This letter supplements the Company’s response (the “Prior Response”) to comment number 9 received from the Staff by letter dated July 13, 2021, relating to the Company’s draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on June 16, 2021, and amended on July 23, 2021 and August 11, 2021. The Prior Response set forth a breakdown of all equity awards granted by the Company from January 1, 2020 through June 26, 2021, as well as the fair value of the underlying common stock used to value such awards, as determined by the Company’s board of directors (the “Board”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter (indicated by brackets and yellow highlighting) be maintained in confidence, not be made part of any public record and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an
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September 3, 2021

opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 479-6157 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO. The Company does not intend to implement a stock split prior to the IPO. As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from representatives of the lead underwriters. We are providing this information to you supplementally to facilitate your review process.

The Company will include a bona fide price range, which the Company currently expects to be a three-dollar range, in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

The Prior Response contains a discussion of the determination of the fair market value per share of the Company’s common stock for financial reporting purposes by the Board for January 1, 2020 through June 26, 2021, a full description of the valuation methods used, including the option pricing model, the income approach, the Public Company Market Multiple Method of the market approach, and the Probability Weighted Expected Return Method, and the other key considerations of the Board.

A summary of stock options granted by the Company since June 26, 2021 and through the Company’s anticipated IPO pricing date in late September 2021 is set forth below:

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Third-Party Valuation Date	Estimated Fair Value Per Share of Common Stock
July 19, 2021	242,863	June 30, 2021	$10.33
August 24, 2021	587,364	July 31, 2021	11.42

The Company advises the Staff that the assumptions used to determine the fair value of the option awards discussed above represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The following are the key considerations in determining the value of the Company’s common stock at each grant date or on a retrospective basis as discussed below:
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September 3, 2021

Certain information regarding the July 2021 Option Grants

For grants issued in July 2021, the Board determined that the fair value of the Company’s common stock was $10.33 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of June 30, 2021 (the “June 2021 Valuation Report”). In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach. The June 2021 Valuation Report utilized the PWERM methodology. The Company’s net revenue increased approximately 30% in Q2 2021 as compared to Q2 2020; the Company opened two new retail stores in July 2021 and the Company expanded into additional product categories, which was factored into the valuation. In addition, the Company submitted its confidential registration statement on Form S-1 to the Commission on June 16, 2021. The Company estimated a 30% probability of an IPO in September 2021, a 35% probability of an IPO in April 2022, and a 35% probability of remaining private. As a result of the Company’s developments noted above, the Company increased the probability of an IPO from the May 2021 Valuation to the June 2021 Valuation.

Certain information regarding the August 2021 Option Grants

For grants issued in August 2021, the Board determined that the fair value of the Company’s common stock was $11.42 per share based on a valuation of the Company’s common stock performed by the Company and a third-party valuation firm as of July 31, 2021 (the “July 2021 Valuation Report”). In determining the value of the Company’s total equity, the Company used the income approach and the Public Company Market Multiple Method of the market approach. The July 2021 Valuation Report utilized PWERM methodology. The Company continued to progress toward and IPO and submitted its first amendment to registration statement on Form S-1 to the Commission on July 23, 2021. The Company estimated a 50% probability of an IPO in September 2021, a 30% probability of an IPO in April 2022, and a 20% probability of remaining private. As a result of the Company’s developments noted above, the Company increased the probability of an IPO from the June 2021 Valuation to the July 2021 Valuation.

Determination of Preliminary Price Range

As noted above, the Preliminary Price Range is currently expected to be $[***] to $[***] per share. As is typical in an IPO, the Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined based on discussions between the Company and the underwriters. In setting the Preliminary Price Range, the following factors were considered:

•the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•the Company’s financial condition and prospects;

•the estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•recent performance of IPOs of companies in the Company’s sector.

The Company believes that the difference between the Preliminary Price Range and the per share estimated fair value of its common stock in the June 2021 Valuation Report, the July 2021 Valuation Report, and the per share estimated fair value of the Company’s common stock described in the Prior
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September 3, 2021

Response is the result of the Company’s evaluation of the factors above, as well as the following considerations:

•The Preliminary Price Range assumes a successful IPO in late September 2021 with no weighting placed on any other outcome of the Company, such as a later IPO date or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the June 2021 Valuation Report, the July 2021 Valuation Report and the valuation reports described in the Prior Response weighted different outcomes including (1) a successful IPO in September 2021 at 20% to 50%, (2) a successful IPO in April 2022 at 30% to 35%, and (3) remaining private at 20% to 50%.

•The Preliminary Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the common stock in the June 2021 Valuation Report, the July 2021 Valuation Report and the valuation reports described in the Prior Response appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. The prior valuations applied a discount to the fair value determinations for lack of marketability.

•The Preliminary Price Range took into account recent conditions in the U.S. equity markets, which are continuing to trade at healthy levels and near all-time highs, despite economic challenges associated with the ongoing COVID-19 pandemic among other things. A number of companies the Company considers peer companies have either completed or made public filings for their IPOs, suggesting a potentially favorable market for companies similar to the Company in executing and completing IPOs.

•The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

Summary

Including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Company believes that the fair values determined for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s Board to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value.

*	*	*
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
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September 3, 2021

Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding the foregoing.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116
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